OMB APPROVAL

SEC FILE NUMBER 001-33345

CUSIP NUMBER 752182105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2017

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rand Logistics, Inc.

Full Name of Registrant

N/A

Former Name If Applicable

333 Washington Street, Suite 201

Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07302

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to finalize without unreasonable effort and expense the notes to its financial statements to be included in the Annual Report on Form 10-K for the year ended March 31, 2017 (the “Annual Report”) as a result of pending waivers expected to be received with respect to certain covenant defaults under the Company's credit facilities. The Company intends to file the Annual Report on July 5, 2017.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark S. Hiltwein	(212)	863-9427
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the financial statements to be included in the Annual Report will reflect a net loss of $19.8 million as compared to a net loss of $5.5 million for the corresponding period for the last fiscal year. In addition, the Company expects that the indebtedness under its credit facilities will be classified as current debt in the balance sheet to be included in such financial statements due to the Company’s expectation of not being able to satisfy certain financial covenants under such credit facilities during the ensuing twelve-month period, and, as a result of such debt classification, the Company believes that the auditor's opinion to be included with such financial statements may express doubt about the Company's ability to continue as a going concern. Provided the waivers noted in Part III are obtained and no new events of default occur (or that additional waivers for any such new events of default are obtained), and assuming the conditions in any such waivers are satisfied, the Company expects to be allowed to request additional funds under its credit facilities, which, together with cash generated from operations, is expected to enable the Company to pay its ordinary and current expenses for the next twelve months and continue as a going concern.

Forward-Looking Statements

This notification contains forward-looking statements, including those relating to our capital needs, expectations and intentions. Forward-looking statements involve matters that are not historical facts. Because these statements involve anticipated events or conditions, forward-looking statements often include words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “target,” “will,” “would,” or similar expressions. These statements inherently involve a wide range of known and unknown uncertainties. The Company’s actual actions and results may differ materially from what is expressed or implied by these statements. Factors that could cause such a difference include, but are not limited to, those set forth as “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 16, 2016, and in the Company’s Quarterly Report filed with the Securities and Exchange Commission on February 14, 2017. Given these factors, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance nor use historical trends to anticipate results or trends in future periods. The Company undertakes no obligation, other than as may be required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Rand Logistics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2017	By:	/s/ Mark S. Hiltwein
Name: Mark S. Hiltwein
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).